[Liquid Audio Letterhead]

November 19, 2002

Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Ms. Maria Gabriela Bianchini

  Re:
  Liquid Audio, Inc.—Registration Statement on Form S-4 (333-96925)

Dear Ms. Bianchini:

        Pursuant to Rule 477 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Liquid Audio, Inc. ("Liquid Audio") hereby requests that the Securities and Exchange Commission (the "Commission") consent to Liquid Audio's withdrawal of its Registration Statement on Form S-4, Registration Number 333-96925 (the "Registration Statement") effective immediately. On November 8, 2002, Liquid Audio and Alliance Entertainment Corp. terminated the Amended and Restated Agreement and Plan of Merger by and between them, dated as of July 14, 2002 (the "Merger Agreement"). The Registration Statement was never declared effective and no securities were ever distributed or sold pursuant thereto.

        Please advise the undersigned at Telephone No. (650) 549-2000, Fax No. (650) 549-2199 and our counsel, Deborah J. Ruosch of Milbank, Tweed, Hadley & McCloy LLP, 601 South Figueroa Street, 30th Floor, Los Angeles, California 90017, Telephone No. (213) 892-4671, Fax No. (213) 892-4721, of the effectiveness of the order granting the withdrawal of the Registration Statement.

Very truly yours,

LIQUID AUDIO, INC.

/s/ GERALD W. KEARBY
By:	Gerald W. Kearby
Title:	Chief Executive Officer